Exhibit 99.4

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports first quarter 2019 results

  6.9% adjusted EBITDA growth and 1.7 percentage-point increase in margin to 42.0% driven by 2.6% higher total revenue and IFRS 16 impact
  Strong wireless execution with 50,000 postpaid net additions, lowest postpaid customer churn in 15 years and 1.2% ABPU growth, delivered 4.5% increase in revenue and 11.6% higher adjusted EBITDA
  Grew broadband Internet and IPTV market share with 44,000 total retail net additions, up 37.4%
  Wireline adjusted EBITDA up 2.0% on 1.8% higher revenue driven by positive top-line growth across all Bell Wireline units
  Media adjusted EBITDA up 26.9% on higher TV advertising revenue and lower costs
  Net earnings grew 11.6% to $791 million; net earnings attributable to common shareholders increased 12.0% to $740 million, or $0.82 per common share; adjusted net earnings of $692 million generated adjusted EPS of $0.77, down 3.8%
  Cash flows from operating activities of $1,516 million, up 1.3%, delivered free cash flow growth of 19.6% to $642 million

MONTRÉAL, May 2, 2019 – BCE Inc. (TSX, NYSE: BCE) today reported results for the first quarter (Q1) of 2019 in accordance with the newly adopted International Financial Reporting Standard 16 for leases (IFRS 16). Prior periods were not adjusted.

“The strength of Bell’s industry-leading broadband networks delivered leading customer additions in broadband Internet, TV and postpaid wireless, and higher customer satisfaction reflected in improved churn performance across our operating segments in Q1. A strong start to the year, and the Bell team will continue to lead the way in network, service and content innovation in 2019, including the ongoing expansion of our broadband services into rural Canada and preparation for the introduction of 5G wireless,” said George Cope, President and CEO of BCE Inc. and Bell Canada.

“Consistent strategic execution across our wireless, wireline and media growth segments delivered growth in revenue, adjusted EBITDA – representing our 54th consecutive quarter of year-over-year adjusted EBITDA growth – and free cash flow. Canada’s best national mobile network attracted 50,000 net new postpaid wireless customers and supported higher data usage and revenue per customer, delivering revenue growth of 4.5%, 11.6% higher adjusted EBITDA and our best churn performance since 2004. In wireline, positive topline growth in business, wholesale and residential – including combined retail Internet and IPTV net additions of 44,000 in Q1, up 37.4% over last year – increased revenue by 1.8% and adjusted EBITDA by 2.0%. In a challenging media marketplace, Bell Media continued to grow TV advertising revenue, attract new subscribers to next-generation platforms like Crave and achieve substantial cost savings, resulting in a 26.9% increase in adjusted EBITDA for Q1.”

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BUSINESS DEVELOPMENTS

Lucky Mobile and Virgin Mobile prepaid at Dollarama

Bell’s Lucky Mobile and Virgin Mobile Canada now offer prepaid wireless service at value retailer Dollarama Inc.’s more than 1,200 locations across Canada. The exclusive partnership enables budget-conscious Canadians to purchase a Lucky or Virgin Mobile prepaid SIM card at Dollarama and activate their own mobile device with no activation fee. With talk and text plans starting at just $10 per month, Lucky Mobile has proven exceptionally popular with Canadians looking for low-cost wireless access, welcoming the most net new prepaid customers in 2018.

Broadband Internet expansion in rural communities

Bringing broadband Internet to smaller towns and rural locations, Bell’s innovative Wireless Home Internet service has now reached more than 60 communities in Ontario and Quebec. Recent expansions include the cottage country regions of Muskoka and Haliburton County, Kawartha Lakes and Peterborough County, as well as Quinte West and Hastings, Lennox & Addington, Northumberland and Prince Edward Counties. Bell also announced the expansion of fibre to the premises (FTTP) connections to the communities of Louiseville, Quebec and Carman, Manitoba.

Bell spectrum update

With significant spectrum assets in low, mid and high frequency bands, Bell chose not to acquire any low-band 600 MHz spectrum in the recent federal auction. Our existing low-band spectrum, combined with network enhancements like cell splitting as well as re-farming of spectrum made available from the shutdown of Bell’s CDMA network on April 30, enable Bell to deliver broadband 4G and 5G services for significantly less capital than buying 600 MHz spectrum. Note that Bell’s main peer companies in the United States also chose not to own any 600 MHz spectrum in their markets. Bell looks forward to participating in the upcoming auctions of 3500 MHz and high band millimetre wave spectrum that will enable the deployment of 5G wireless service.

Bell LTE wireless again recognized as Canada’s fastest

Bell’s 4G LTE wireless network continues to be recognized as the fastest in Canada, most recently by Tutela. The network analysis firm found Bell LTE Advanced delivers the best average upload and download speeds of any mobile network in Canada. Tutela’s report, which also gave Bell Mobility and Virgin Mobile top scores for consistent connection quality, follows PCMag’s Fastest Mobile Networks in Canada study, in which Bell clocked the fastest maximum wireless upload and download speeds in the country.

BBM expands cloud services with Google

Bell Business Markets (BBM) and Google have introduced hybrid cloud connectivity for business customers to connect to the Google Cloud Platform globally via direct fibre connections on Bell’s private network. The new service joins the Bell Cloud Connect portfolio of cloud and data centre solutions with partners including Amazon Web Services, IBM and Microsoft.

Excellence in Canadian media, record-breaking viewership

The season 8 premiere of HBO’s Game of Thrones on Crave was the most-watched episode in Canadian entertainment specialty and pay TV history attracting 3.3 million viewers across Crave’s linear, on demand and streaming platforms. CTV’s original comedy Jann is the most-watched new Canadian series of the year. Premium pay TV channel Starz launched March 5, replacing the former TMN Encore. Day Pass subscriptions to TSN Direct and RDS Direct, the

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first single day all-access streaming option in Canada, launched March 4. Bell Media and its production partners received 55 awards at the Canadian Screen Awards for excellence in Canadian content creation.

BCE RESULTS

FINANCIAL HIGHLIGHTS
($ millions except per share amounts) (unaudited)	Q1 2019	Q1 2018	% change
BCE
Operating revenues	5,734	5,590	2.6%
Net earnings	791	709	11.6%
Net earnings attributable to common shareholders	740	661	12.0%
Adjusted net earnings(1)	692	719	(3.8%)
Adjusted EBITDA(2)	2,409	2,254	6.9%
EPS	0.82	0.73	12.3%
Adjusted EPS(1)	0.77	0.80	(3.8%)
Cash flows from operating activities	1,516	1,496	1.3%
Capital expenditures	(850)	(931)	8.7%
Free cash flow(3)	642	537	19.6%

“The first quarter represents a very positive beginning to 2019 as diligent operational execution delivered strong financials well within our guidance targets, even adjusting for the application of IFRS 16,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell Canada. “Excluding IFRS 16, adjusted EBITDA increased in line with our historical rate of 2% to 4%. This positive year-over-year growth across all Bell operating segments, together with a declining capital intensity ratio, propelled a 19.6% increase in free cash flow in Q1. With a favourable profile for all our operating segments as we move forward in 2019, we expect continued free cash flow generation to enable our capital investment plans while fully supporting the increased BCE common share dividend for 2019.”

BCE operating revenue was up 2.6% in Q1 to $5,734 million. Service revenue grew 1.6% to $5,045 million and product revenue increased 10.1% to $689 million. This reflects increases at Bell Wireless and Bell Wireline, partly offset by a modest year-over-year revenue decline at Bell Media.

Net earnings increased 11.6% to $791 million and net earnings attributable to common shareholders totalled $740 million, or $0.82 per share, up 12.0% and 12.3% respectively over Q1 2018. Higher net earnings and net earnings per common share were the result of growth in adjusted EBITDA and higher other income, driven mainly by net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans. This was moderated by higher depreciation, finance costs, income taxes, and severance, acquisition and other costs. Overall, the adoption of IFRS 16 did not have a significant impact on net earnings.

Excluding severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net (losses) gains on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest, adjusted net earnings were $692 million, or $0.77 per common share, compared to $719 million, or $0.80 per common share, in Q1 of last year.

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Adjusted EBITDA grew 6.9% to $2,409 million in Q1, driven by year-over-year increases of 11.6% at Bell Wireless, 2.0% at Bell Wireline and 26.9% at Bell Media. Adjusted EBITDA was positively impacted in the quarter by IFRS 16 as most operating lease expenses are now recorded as depreciation and interest expense rather than operating costs within adjusted EBITDA. BCE’s consolidated adjusted EBITDA margin(2) increased to 42.0% from 40.3% in Q1 2018, reflecting the high flow-through of wireless and wireline revenue growth, increasing broadband Internet scale, and the favourable year-over-year benefit on adjusted EBITDA from the application of IFRS 16.

BCE capital expenditures totalled $850 million, down from $931 million in Q1 2018, representing a capital intensity(5) ratio (capital expenditures as a percentage of total revenue) of 14.8%, compared to 16.7% last year. The year-over-year decline reflected slower construction activity this winter compared to last year together with lower planned spending in 2019. Capital spending this quarter focused on expanding our FTTP and fixed wireless to the home (WTTH) footprints to more locations; ongoing wireless investment, including the deployment of small cells, to improve network coverage, signal quality, data backhaul and speeds; and higher spending on digital media platforms.

BCE cash flows from operating activities totalled $1,516 million, up 1.3% over Q1 2018. The increase was mainly the result of higher adjusted EBITDA, partly offset by a decrease in cash from working capital, higher interest paid, which reflects the unfavourable impact from the adoption of IFRS 16, and higher severance and other costs paid. Free cash flow generated in the quarter was $642 million, a 19.6% increase from Q1 of last year, driven by higher cash flows from operating activities excluding acquisition and other costs paid, and lower capital expenditures.

Starting this quarter, we no longer report wholesale subscribers in our Internet, TV and residential NAS subscriber bases, due to our focus on the retail market. Previously reported 2018 subscriber figures were restated for comparability. In Q1, BCE reported 50,204 net new wireless postpaid subscribers and a net loss of 11,922 wireless prepaid subscribers; 22,671 net new retail Internet customers; 20,916 net new IPTV customers; and a decrease of 22,476 net retail satellite TV customers. Retail residential NAS line net losses totalled 66,779.

BCE customer connections across wireless and retail Internet, TV and residential NAS totalled 18,582,126 at the end of Q1, up 1.0% over last year. The total included 9,480,835 wireless customers(4), up 3.1% (including 8,808,189 postpaid customers, an increase of 4.0%); 3,442,411 retail Internet subscribers(4), up 3.9%; 2,764,851 retail TV subscribers, up 1.1% (including 1,696,622 IPTV customers, an increase of 7.5%); and 2,894,029 retail residential NAS lines, down 8.5%.

BCE OPERATING RESULTS BY SEGMENT

To align with changes in how we manage our business and assess performance, the operating results of The Source (Bell) Electronics Inc. (The Source) are now included entirely within our Wireless segment effective January 1, 2019, with prior periods restated for comparative purposes. Previously, The Source’s results were included within our Wireless and Wireline segments.

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Bell Wireless

Total operating revenue increased 4.5% to $2,112 million, with service revenue up 3.4% to $1,566 million driven mainly by healthy year-over-year subscriber base growth. Service revenue in Q1 2018 was impacted unfavourably by a $14 million regulatory charge related to lower final rates set by the CRTC in its decision regarding wholesale domestic roaming tariffs. Product revenue grew 7.7% to $546 million on a higher sales mix of premium handsets compared to last year.

Wireless adjusted EBITDA grew 11.6% to $905 million, yielding a 2.8 percentage-point increase in margin to 42.9%. This reflected the flow-through of strong revenue growth, and a 0.2% decline in operating costs due to the favourable impact of IFRS 16, lower advertising expense and reduced labour costs driven by cost saving initiatives, largely offset by higher year-over-year handset costs and increased network operating expenses.

  Bell added 38,282 total net new postpaid and prepaid customers in Q1, compared to 44,377 in Q1 last year.
  Postpaid net additions totalled 50,204, down from 68,487 in Q1 2018. This reflects a 7.7% decrease in gross additions, due mainly to fewer customer additions from our long-term mobile services contract with Shared Services Canada (SSC) as the migration process nears completion. Last year, postpaid net and gross additions also benefitted from aggressive holiday promotions that carried over into Q1 2018.
  Postpaid customer churn(5) improved 0.06 percentage points to 1.07% – our best performance since Q3 2004 – reflecting our focus on retention, ongoing investment in our leading mobile network, and better promotional pricing discipline in the marketplace.
  Prepaid subscriber net losses improved 50.6% to 11,922 from 24,110 in Q1 2018, reflecting a 56.2% increase in gross additions driven by continued strong demand for our low-cost Lucky Mobile prepaid service. Prepaid customer churn increased 1.09 percentage points over last year to 4.49%, due to higher customer deactivations from increased competitive intensity and harmonization of our prepaid deactivation policy across all Bell wireless brands from 120-150 days to 90 days.
  Bell postpaid wireless customers totalled 8,808,189 at March 31, a 4.0% increase over Q1 2018. Total wireless customers increased 3.1% to 9,480,835.
  Blended average billing per user (ABPU)(5) increased 1.2% to $67.35, driven by more customers moving to higher-value monthly plans with larger data allotments, the flow- through of price changes and subscriber adjustments made at the beginning of the quarter.

Bell Wireline

Wireline operating revenue increased 1.8% to $3,064 million, reflecting positive top-line growth across Bell’s residential, business and wholesale units. Service revenue was up 1.1% to $2,920 million, driven by Internet and IPTV subscriber base growth; the flow-through of annual price increases for residential services that contributed to higher revenue per household, growth in business IP connectivity and business services revenue, including the contribution of Axia NetMedia; and increased sales of international wholesale long distance minutes. Product revenue grew 20.0% to $144 million, the result of increased data product sales particularly to large enterprise business customers in the public sector.

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Wireline adjusted EBITDA was up 2.0% to $1,339 million due to continued strong broadband customer growth, improved business markets results and the favourable impact of IFRS 16 on operating costs. This drove a 10 basis-point increase in Bell Wireline’s North American-leading revenue margin to 43.7%.

  Bell added 22,671 new retail Internet customers, an increase of 24.9% over Q1 last year, reflecting further expansion of Bell’s direct broadband FTTP and WTTH footprints (which together reached approximately 4.8 million locations at the end of Q1 2019, up from 4.0 million in Q1 2018) and the pull-through of Internet customer activations from Bell’s Alt TV service.
  BCE’s retail Internet customer base totalled 3,442,411 at the end of Q1, an increase of 3.9% over last year.
  Bell TV added 20,916 net new IPTV subscribers in Q1, up 54.1% from last year, due to continued strong Alt TV customer growth and the ongoing expansion of our Fibe direct fibre footprint that is enabling more competitive residential service bundles versus our cable rivals. BCE served 1,696,622 IPTV subscribers at March 31, 2019, up 7.5% over Q1 2018.
  Retail satellite TV net customer losses improved 6.1% to 22,476 from 23,927 in Q1 2018, due mainly to lower customer churn.
  At March 31, 2019, Bell had a combined total of 2,764,851 retail IPTV and satellite TV subscribers, up 1.1% from Q1 2018.
  Wireline data service revenue increased 3.6% to $1,885 million, the result of Internet and IPTV subscriber base growth, higher average revenue per user from rate increases and customer upgrades to faster Internet speeds with larger data usage buckets, and increased business IP broadband connectivity and business service solutions revenue.
  Wireline product revenue was up 20.0% to $144 million, driven mainly by higher sales of telecommunications equipment primarily to public sector business customers.
  Retail residential NAS net losses increased to 66,779 from 56,071 in Q1 2018, the result of continued wireless and IP substitution together with fewer new activations as the market shifts its focus increasingly to two-product Internet and TV service bundles. Bell’s retail residential NAS access line customer base totalled 2,894,029 at March 31, 2019, an 8.5% decline from 3,163,618 last year.
  Wireline voice revenue decreased 4.3% to $907 million, due to NAS access line reductions, large business customer conversions to IP-based data services, and reduced usage of traditional long distance services by both residential and business customers, partly offset by higher sales of international wholesale long distance minutes and flow-through of annual residential rate increases.

Bell Media

Media operating revenue declined 0.5% to $745 million, the result of lower year-over-year advertising revenue, while subscriber revenue was essentially stable compared to Q1 2018. Radio advertising revenue decreased due to continued market softness. This was largely offset

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by higher TV advertising revenue, supported by improved pricing flexibility and stronger advertising demand following the shift in spending last year to the main broadcaster of the 2018 Winter Olympics. This was the third consecutive quarter of year-over-year TV advertising growth for Bell Media.

Media adjusted EBITDA increased 26.9% to $165 million, due to a 6.3% reduction in operating costs to $580 million, driven mainly by the favourable impact of IFRS 16 as well as programming and production cost containment initiatives.

  CTV was the #1 primetime network for the 15th consecutive winter season with 11 of the top 20 programs nationally among total viewers. For the first time since 2015, CTV delivered its second consecutive quarter of year-over-year advertising growth in Q1. The top 20 advertisers spent 14% more in Q1 compared to last year.
  TSN remained Canada’s leading specialty sports channel and the top specialty channel overall in Q1. Bell Media’s English entertainment specialty TV properties grew viewership among adults 25-54 by 27% in the winter season. Bell Media maintained its leadership position with 5 of the top 10 specialty and pay TV channels with TSN, Comedy, Space, Discovery and CP24.
  Bell Media remained the top French-language specialty and pay TV broadcaster during Q1 with 5 of the top 10 channels: RDS, Super Écran, Canal D, Canal Vie and Z.
  Bell Media continued as Canada’s top radio broadcaster in Q1, reaching an average audience of more than 15.9 million listeners, who spent approximately 71 million hours tuned in each week.
  Bell Media remained the leader in digital media among Canadian broadcast and video network competitors with monthly averages of 464 million total online page views and 1 billion minutes spent watching. Reaching 69% of digital audiences, Bell Media was the 6th largest online property in Canada in Q1 with 21.4 million unique monthly visitors.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.7925 per common share, payable on July 15, 2019 to shareholders of record at the close of business on June 14, 2019.

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OUTLOOK FOR 2019

BCE confirmed its financial guidance targets for 2019, as provided on February 7, 2019, as follows:

	February 7 Guidance	May 2 Guidance
Revenue growth	1% – 3%	on track
Adjusted EBITDA growth	5% – 7%	on track
Capital intensity	approx. 16.5%	on track
Adjusted EPS	$3.48 – $3.58	on track
Free cash flow growth	7% – 12%	on track
Annualized common dividend per share	$3.17	$3.17
Dividend payout policy(3)	65% – 75% of free cash flow	on track

Note that excluding the impact of IFRS 16, adjusted EBITDA growth for 2019 is projected to be 2% to 4%, consolidated free cash flow growth 3% to 7%, and adjusted EPS $3.53 to $3.63.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q1 2019 results on Thursday, May 2 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-800-478-9326 or 416-340-2219. A replay will be available until midnight June 6, 2019 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 7915771#.

A live audio webcast of the conference call will be available on BCE’s website at: BCE Q1-2019 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

(1)	The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders

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and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)
	Q1 2019		Q1 2018
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	740	0.82	661	0.73
Severance, acquisition and other costs	18	0.02	(1)	-
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	(73)	(0.07)	56	0.07
Net losses on investments	4	-	-	-

Impairment charges	3	-	3	-
Adjusted net earnings	692	0.77	719	0.80

(2)	The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 5, Segmented information, in BCE’s Q1 2019 consolidated Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

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($ millions)
	Q1 2019	Q1 2018
Net earnings	791	709
Severance, acquisition and other costs	24	-
Depreciation	882	780
Amortization	221	212
Finance costs
Interest expense	283	240
Interest on post-employment benefit obligations	16	17
Other (income) expense	(101)	61
Income taxes	293	235
Adjusted EBITDA	2,409	2,254
BCE operating revenues	5,734	5,590
Adjusted EBITDA margin	42.0%	40.3%

(3)	The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q1 2019	Q1 2018
Cash flows from operating activities	1,516	1,496
Capital expenditures	(850)	(931)
Cash dividends paid on preferred shares	(26)	(33)
Cash dividends paid by subsidiaries to NCI	(27)	(13)
Acquisition and other costs paid	29	18
Free cash flow	642	537

(4)	At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows: 65,798 subscribers (19,195 postpaid and 46,603 prepaid) due to the completion of the shutdown of the CDMA network on

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April 30, 2019; 49,095 prepaid subscribers as a result of a change to our deactivation policy across all brands to 90 days from 120-150 days previously; 43,670 postpaid subscribers due to a further refinement of our subscriber definition for Internet of Things (IoT) as a result of technology evolution; the transfer of 9,366 postpaid fixed wireless Internet customers to Bell Internet.

(5) We use ABPU, churn and capital intensity to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2019 annualized common share dividend and common share dividend payout policy, our network deployment and capital investment plans, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of May 2, 2019 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after May 2, 2019. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2019 financial results, as well as our objectives, strategic priorities and business outlook for 2019, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

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Canadian Economic and Market Assumptions

  A slower rate of economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.2% in 2019, representing a decrease from the earlier estimate of 1.7%
  Employment gains expected to continue in 2019, as the overall level of business investment is expected to grow but remain variable
  Interest rates expected to remain at or near current levels
  Canadian dollar expected to remain at near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices
  A consistently high level of wireline and wireless competition in consumer, business and wholesale markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  A shrinking data and voice connectivity market as business customers migrate to lower- priced traditional telecommunications solutions or alternative over-the-top (OTT) competitors
  Advertising market expected to be impacted by audience declines and variable demand
  Continued escalation of media content costs to secure TV programming
  Ongoing linear TV subscriber erosion, due to growing cord-cutter and cord-never customer segments

Assumptions Concerning our Bell Wireless Segment

  Maintain our market share of incumbent wireless postpaid net additions
  Higher prepaid customer net additions
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE and LTE-A devices and new data services
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades
  Improving blended ABPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates partly offset by the impact of a higher prepaid mix in our overall subscriber base and the impact from Bell Mobility’s SSC contract
  Expansion of the LTE-A network coverage to approximately 94% of the Canadian population, and continued 5G preparations with network technology trials, as well as the deployment of small cells and equipping all new sites with fibre
  Ability to monetize increasing data usage and customer subscriptions to new data services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  Positive full-year adjusted EBITDA growth
  Continued growth in retail residential IPTV and Internet subscribers
  Increasing wireless and Internet-based technological substitution
  Residential services household average revenue per user growth from increased penetration of multi-product households and price increases
  Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets

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  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
  Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
  Accelerating customer adoption of OTT services resulting in downsizing of TV packages
  Further deployment of direct fibre to more homes and businesses within our wireline footprint and an acceleration in our fixed wireless-to-the-home (WTTH) rural buildout
  Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require considerable ongoing capital investment
  Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, as well as the realization of additional synergies from the next phases of integration of Manitoba Telecom Services Inc.
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

  Revenue performance expected to reflect further Crave subscriber growth, flow-through of broadcasting distribution undertaking rate increases, and strategic pricing on advertising sales
  Operating cost growth driven by higher programming costs, excluding IFRS 16, mainly due to continued investment in Crave content
  Continued scaling of Crave and sports direct-to-consumer products
  Ability to successfully acquire and produce highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content across all screens and platforms
  Monetization of content rights and Bell Media properties across all platforms
  TV unbundling and growth in OTT viewing expected to result in lower subscriber levels for many Bell Media video properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2019:

  Total post-employment benefit plans cost to be approximately $310 million to $330 million, based on an estimated accounting discount rate of 3.8%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $250 million to $260 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $60 million to $70 million
  Depreciation and amortization expense of approximately $4,375 million to $4,475 million
  Interest expense of approximately $1,125 million to $1,150 million
  An effective tax rate of approximately 25%
  NCI of approximately $50 million
  Total cash pension plan funding of approximately $375 million

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  Cash taxes of approximately $650 million to $700 million
  Net interest payments of approximately $1,125 million to $1,150 million
  Average BCE common shares outstanding of approximately 900 million
  An annual common share dividend of $3.17 per share

The foregoing assumptions, although considered reasonable by BCE on May 2, 2019, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2019 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2019 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  the intensity of competitive activity, including from new and emerging competitors, coupled with new product launches, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services the adverse effect of the fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market competition with global competitors, in addition to traditional Canadian TV competitors, for programming content, which could drive significant increases in content acquisition costs and challenge our ability to secure key content the proliferation of content piracy impacting subscriber growth and our ability to monetize products and services, as well as creating bandwidth pressure adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, spectrum auctions, consumer-related codes of conduct, approval of acquisitions, broadcast licensing and foreign ownership requirements the inability to protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire and natural disasters the failure to optimize network and IT deployment and upgrade timelines, accurately assess the potential of new technologies, or invest and evolve in the appropriate direction the failure to continue investment in next-generation capabilities in a disciplined and strategic manner the inability to drive a positive customer experience in all aspects of our engagement with customers

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  the complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, staff reductions, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need to operate our business, deploy new network and other technologies and offer new products and services, as well as to comply with various obligations changes to our base of suppliers or outsourcers that we may decide or be required to implement the failure of our vendor selection, governance and oversight processes established to seek to ensure full risk transparency associated with existing and new suppliers security and data leakage exposure if security control protocols affecting our suppliers are bypassed the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors, whether the dividend on common shares will be increased, or whether BCE’s dividend payout policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities unfavourable resolution of legal proceedings and, in particular, class actions new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices and equipment

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  the inability to maintain customer service and our networks operational in the event of epidemics, pandemics or other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2018 Annual MD&A dated March 7, 2019 (included in BCE’s 2018 Annual Report) and BCE’s 2019 First Quarter MD&A dated May 1, 2019 for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside Canada’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur
514-391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

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